File No. 073-00023

               SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                           FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



               Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended



 Entergy Power Development International Holdings Incorporated
               __________________________________
               (Name of foreign utility company)



 Entergy Power Development International Holdings Incorporated
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



       The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
General Counsel                    Mayer, Brown & Platt
Entergy Enterprises, Inc.          1675 Broadway
Three Financial Centre             New York, New York 10019-5820
900 S. Shackleford Road
Suite 210
Little Rock, Arkansas  72211

     Entergy Power Development International Holdings Incorporated ("EPDI"), a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission (the "Commission") that EPDI is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

               Entergy Power Development International
          Holdings Incorporated
               c/o The Corporation Trust Company
               1209 Orange Street
          Wilmington, Delaware 19801

     EPDI was organized for purposes of acquiring and holding Entergy's interests in FUCOs. EPDI holds an indirect 5.1% interest in Edesur, S.A. ("Edesur"), a public utility engaged in the distribution of electricity to approximately 2.1 million customers in a service territory covering approximately 3,300 square kilometers (km) in the southern portion of the metropolitan Buenos Aires area in Argentina. Edesur's electric distribution system consists of over 16,000 km of high voltage transmission and distribution lines, substations and related facilities.

     Edesur was declared to be a FUCO by order of the Commission (see Holding Company Act Release No. 25705 (dated December 14,
1992), which order also deemed the notice requirements of Section 33(a)(3)(B) of the Act to be satisfied. In addition to Entergy, the following persons currently own a 5% or more voting interest in Edesur: Empresa Nacional de Electricidad, S.A. (5.6%); Enersis S.A. and Distribuidora Chilectra Metropolitana, S.A. (collectively, 64.2%); and Perez Companc, S.A.C.F.I.M.F.A. and Sade, S.A.C.C.I.F.I.M. (collectively, 16.3%).


Item 2. Domestic Associate Public-Utility Companies of EPDI and their Relationship to EPDI.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of EPDI: Arkansas Power & Light Company ("AP&L"), Gulf States Utilities Company ("GSU"), Louisiana Power & Light Company ("LP&L"), Mississippi Power & Light Company ("MP&L"), New Orleans Public Service Inc. ("NOPSI"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (AP&L, GSU, LP&L, MP&L, NOPSI, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with EPDI.


EXHIBIT A.     State Certification.

     Not applicable.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   ENTERGY POWER DEVELOPMENT
                                   INTERNATIONAL HOLDINGS
                                   INCORPORATED




                                   By:___/s/Frederick F. Nugent__
                                        Frederick F. Nugent
                                        Vice President &
                                        Assistant Secretary



Dated:    February 2, 1996